

November 1, 2012

Via E-mail
Philippe Wagner, President
Lion Consulting Group, Inc.
16192 Coastal Highway
Lewes, DE 19958

>   **Re: Lion Consulting Group, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed October 11, 2012**
>   **File No. 333-181624**

Dear Mr. Wagner:

We have reviewed Amendment No. 3 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment no. 1 of our letter dated September 10, 2012. In response to our comment, you state that you will not provide IT consulting. However, we note on page 15 that you have allocated amounts to "webhosting." Additionally, on page 20, you indicate that you intend to provide e-commerce related services. Further, on page 24, you state that you intend to provide services for "social networking websites." Please advise or revise as appropriate.

Use of Proceeds, page 15

2.   We note your disclosure in the chart in this section and the chart on page 25. Please revise your charts, as appropriate, to address any discrepancies. For example only, we note that the line item "Marketing and Collateral" appears in the chart on page 25, but it does not appear in the chart on page 15.

Description of Business, page 19

3.   We note your response to comment 4 of our letter dated September 10, 2012. In response to our comment, you provided an opinion of counsel, which addresses whether a company with limited operations in Switzerland has to register in Switzerland with any authority, including the Commercial Register. However, the opinion does not completely address our concerns, and we reissue in part our prior comment. We note that Mr. Wagner is your sole officer and director and the only individual providing services on your behalf. We further note, that he is currently located in Switzerland. It therefore appears that the bulk of your operations will, at least for the time being, take place in Switzerland. Thus, please expand your disclosure to discuss the regulations applicable to consulting companies based in Switzerland that may impact investors or provide a detailed explanation as to why the company is not subject to such regulations. For example only, please discuss whether there are any laws in Switzerland that would regulate the company's operations of providing business services or restrict funds from being distributed to investors or whether there are any laws that would impact an investor's ability to enforce a judgment against the company.

Principal Services, page 19

4.   We note your disclosure that you anticipate offering your services 6 months from the filing date. However, on page 24, you indicate that it will be 12 months before you can begin offering services. Please revise your disclosure as appropriate to address this discrepancy or advise.

5.   We not your response to comment 5 of our letter dated September 10, 2012. Please clarify that you do not have an agreement in place with United Oil Gas Corp. and Tristar Energy Group Inc. to provide services to these entities.

Signatures

6.   Please have Mr. Wagner sign in his individual capacity as principal executive officer, and principal financial and accounting officer. See Instruction 1 to Signatures on Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla at (202)551-3414 or Jessica Barberich, Assistant Chief Accountant, at (202)551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Thomas E. Puzzo, Esq. (*via e-mail*)